RACKSPACE TECHNOLOGY, INC.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258-7667
November 21, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dave Edgar
Christine Dietz
Office of Technology

Re:	Rackspace Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 001-39420

Dear Mr. Edgar and Ms. Dietz:

This letter responds to comments received in a letter from the Staff (the "Staff") of the Securities and Exchange Commission (the “Commission”), dated November 12, 2024 (the “Comment Letter”), to Rackspace Technology, Inc. (the "Company") related to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 66

1.We note the cost breakdowns you provided in response to prior comments 2 and 3. The components of the adjustment “special bonuses and other compensation expense” for cash compensation paid to employees who remain employed, that are included within acquisition-related payments, transformation project related bonuses and long-term incentive related amounts and the components of the adjustment for “restructuring and transformation” related to cash compensation paid to employees who remain employed, that are included within labor dedicated to transformation projects appear to be normal, recurring cash operating expenses. In this regard, considering that continued employment is required and the amounts will be paid in cash, it remains unclear how these charges are not a normal, recurring cash operating expense. Accordingly, please remove these adjustments from your non-GAAP measures. Refer to Question 100.01 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and will remove those adjustments from its non-GAAP measures.

* * * * *

Dave Edgar
Christine Dietz
November 21, 2024

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at 1-800-961-4454.

Sincerely,

/s/ Mark Marino
Mark Marino, Chief Financial Officer

cc: Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP